December 16, 2009

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard CMT Funds

Dear Mr. Sandoe:

The following responds to your comments of December 8, 2009 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 7, which was filed on October 23, 2009 pursuant to Rule 485(a).

Comment 1:    Prospectus – Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you on December 1, 2009, in connection with my review of the Vanguard Money Market Reserves and Vanguard Admiral Funds registrants, and December 7, 2009, in connection with my review of the Vanguard World Funds registrant.

Response:         To the extent applicable, we will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Money Market Reserves, Vanguard Admiral Funds, and Vanguard World Funds registrants.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.